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                             November 16, 2021

       Kevin Griffin
       Chief Executive Officer
       Pivotal Investment Corp III
       c/o Graubard Miller
       The Chrysler Building
       405 Lexington Avenue , 11th Floor
       New York , NY 10174

                                                        Re: Pivotal Investment
Corp III
                                                            Form 8-K filed
November 15, 2021
                                                            File No. 001-40019

       Dear Mr. Griffin:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed November 15, 2021

       Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
       Completed Interim Review, page 2

   1. Please revise your disclosure to include, in accordance with Item 4.02(a)(3), a statement of whether the audit
committee, or the board of directors in the absence of an audit committee, or
authorized officer or officers, discussed with the registrant   s independent
                                                        accountant the matters
disclosed in the filing.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.
 Kevin Griffin
Pivotal Investment Corp III
November 16, 2021
Page 2



                                           Sincerely,
FirstName LastNameKevin Griffin
                                           Division of Corporation Finance
Comapany NamePivotal Investment Corp III
                                           Office of Real Estate & Construction
November 16, 2021 Page 2
cc:       Jeffrey M. Gallant
FirstName LastName